P.O. Box 2600

Valley Forge, PA 19482-2600

610-503-2398

Barry_Mendelson@vanguard.com

September 30, 2009

via electronic filing

Christian Sandoe, Esq.
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:	Vanguard Scottsdale Funds (the “Trust”) File No. 333-11763

Dear Mr. Sandoe,

This letter responds to your comments of September 28, 2009, on Post-Effective Amendment No. 19 to the Trust’s registration statement, which was filed on August 11, 2009. The amendment seeks to add seven new series to the Trust.

Comment 1: Comment:

Prospectus – Short-Term Corporate Bond Index Fund – Fund Name

The SEC generally views short-term bonds as those with maturities of less than 3 years and short-term bond funds as those with average weighted maturities of no more than 3 years. The target index for this Fund includes bonds with maturities between 1 and 5 years and has an average weighted maturity (as of June 30, 2009) of 3.1 years.

Response:

We believe that the Fund’s investment program is entirely consistent with reasonable investors’ expectations for a fund that uses “short-term” in its name. Additionally, the Fund’s target index is intended by its sponsor to represent the short end of the bond spectrum. The Fund provides a perfect complement to two other bond index funds included in this filing, the Intermediate-Term Corporate Bond Index Fund and the Long-Term Corporate Bond Index Fund, which track indexes that concentrate on bond maturities of 5-10 years and 10+ years, respectively. Together, these three Funds aim to cover the entire maturity spectrum of the bond market.

For these reasons, we do not intend to change either the target index of the Fund or the Fund name at this time.

Christian Sandoe, Esq.
U.S. Securities and Exchange Commission
September 30, 2009
Page 2

Comment 2: Comment:

Prospectus – Mortgage-Backed Securities Fund – Credit Risk

Credit risk should be listed as a principal risk of the Fund because FNMA and FHLMC are not backed by the full faith and credit of the U.S. government.

Response:

Because the Fund invests a significant portion of its assets in GNMA instruments that are backed by the full faith and credit of the U.S. government and the rest in FNMA and FHLMC instruments that are AAA rated, we believe that the credit risk of the Fund is so low as not to constitute a principal risk that needs to be disclosed in the risk-return summary. Nevertheless, we will add the requested risk disclosure.

Comment 3: Comment:

Prospectus – All Funds – Other Investment Policies and Risks (Page 30-Signal Shares)

The prospectus states that each Fund will invest at least 80% of its assets in bonds included in its target index and that the remaining 20% may be used to purchase “nonpublic, investment- grade securities, generally referred to as 144A securities, as well as smaller public issues or medium-term notes not included in the index because of the small size of the issue.” Under what circumstances would these types of securities be purchased?

Response:

Many bonds, including those included in the Funds’ target indexes, trade infrequently and therefore may be unavailable for purchase or may be available only at a significant premium to fair value. Consequently, the Funds may purchase bonds not included in the index, including 144A securities, that have maturity, credit, coupon, and other characteristics and risks similar to those in the target indexes. A Fund’s portfolio manager will do this only when (i) an index bond is unavailable; (ii) a non-index bond is more attractively priced than a comparable index bond; or (iii) the manager believes that purchasing a non-index bond will cause the Fund to better track its target index than will purchasing a comparable index bond.

Comment 4:	Tandy Requirements

As required by the SEC, the Fund acknowledges that:

* The Funds are responsible for the adequacy and accuracy of the disclosure in the filing.
* Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing.
* The Funds may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

* * * * * * * * * * *

Christian Sandoe, Esq.
U.S. Securities and Exchange Commission
September 30, 2009

     Please contact me at 610-503-2398 with any questions or comments regarding this letter or the related post-effective amendment of the Trust’s registration statement.

Sincerely,

Barry A. Mendelson
Principal and Senior Counsel
The Vanguard Group, Inc.